David E. Ullman
Executive Vice President-
Chief Financial Officer
410-239-5715

February 7, 2013

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance – Mail Stop 3720
100 F. St., N.E.
Washington, DC  20549

Attention:  Tia L. Jenkins, Senior Assistant Chief Accountant

Re:
Jos. A. Bank Clothiers, Inc.
Form 10-K for Fiscal Year Ended January 28, 2012
Filed March 28, 2012
File No. 000-23874

Form 10-Q for the Quarterly Period Ended October 27, 2012
Filed November 28, 2012
File No. 000-23874

Ladies and Gentlemen:

We are in receipt of your letter dated January 28, 2013 and we have reviewed the comments contained therein.  For your ease of reference, we have included your original comments below and have provided our responses after the comments.  In our response, we refer to Jos. A. Bank Clothiers, Inc. as the “Company,” “we” or “our.”

Form 10-Q for the Quarterly Period Ended October 27, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Gross Profit, page 16

1.
We note that your gross profit margin decreased by 560 basis points in the third quarter of fiscal year 2012 and 370 basis points in the first nine months of fiscal year 2012 in comparison with the same three and nine month periods in fiscal 2011 due to higher markdowns including increased promotional activity and lower initial mark-ups. We also note your statement on risks, which also mentioned the increase in costs of raw material. Please expand your discussion to include the underlying key variables and other qualitative and quantitative factors that are necessary to

500 Hanover Pike • Hampstead, MD  21074 • 410-239-2700
www.josbank.com

United States Securities and Exchange Commission
February 7, 2013

understand the trends in your gross profit margin. Please provide us with the text of your proposed disclosure based on your third quarter results and revise future filings accordingly.

Response:

Please see below our proposed disclosure based on our previous third quarter results which we believe provides the underlying key variables and other qualitative and quantitative factors that are necessary to understand the trends in our gross profit margin. We note your comment and confirm that we will include disclosure similar to the following in our future filings as necessary.

Gross Profit

Our gross profit represents net sales less cost of goods sold.  Cost of goods sold primarily includes the cost of merchandise, tailoring and freight from vendors to the distribution center and from the distribution center to the stores. This gross profit classification may not be comparable to the classification used by certain other entities. Some entities include distribution (including depreciation), store occupancy, buying and other costs in cost of goods sold. Other entities (including us) exclude such costs from gross profit, including them instead in general and administrative and/or sales and marketing expenses.

Gross profit totaled $132.6 million or 57.0% of net sales in the third quarter of fiscal year 2012, as compared with $131.3 million or 62.6% of net sales in the third quarter of fiscal year 2011, an increase in gross profit dollars of approximately $1.4 million and a decrease in the gross profit margin (gross profit as a percent of net sales) of 560 basis points.  Gross profit totaled $413.3 million or 59.5% of net sales in the first nine months of fiscal year 2012, as compared with $400.5 million or 63.2% of net sales in the first nine months of fiscal year 2011, an increase in gross profit dollars of $12.8 million and a decrease in gross profit margin of 370 basis points. The gross profit margin decreases for the third quarter and first nine months of fiscal year 2012 were due primarily to higher product sourcing costs and lower retail prices. The Company incurred higher sourcing costs across all major product categories as a result of increased raw material costs for wool and cotton and, to a lesser extent, higher vendor labor costs. We estimate that approximately three quarters of the decline for the third quarter and substantially all of the decline for the first nine months were due to these higher sourcing costs. The remainder of the decreases in gross profit margin was due to lower retail prices resulting from, among other factors, changes in the mix of products sold and higher mark-downs across all major product categories as a result of additional promotional events and higher discounts offered to drive customer demand.

As stated in our Annual Report on Form 10-K for fiscal year 2011, we are subject to certain risks that may affect our gross profit, including risks of doing business on an

Jos. A. Bank Clothiers, Inc.
500 Hanover Pike • Hampstead, MD  21074 • 410-239-2700

United States Securities and Exchange Commission
February 7, 2013

international basis, increased costs of raw materials and other resources and changes in economic conditions. We expect to continue to be subject to these gross profit risks in the future. Specifically, with respect to the costs of raw materials, our products are manufactured using several key raw materials, most notably wool and cotton. The prices on these commodities, as well as other costs in the supply chain, remain volatile and have a significant impact on our product costs which could potentially have a negative impact on our gross profit in fiscal year 2012. Additionally, our gross profit margin may be negatively impacted during the development phase of some of our new business initiatives such as the tuxedo rental business and the Factory store concept.

2.
In future filings, when you list multiple factors that contributed to changes in an income statement line item, please quantify the effect of each factor, if practicable, that you discuss to provide your readers with better insight into the underlying reasons behind the changes in your results.

Response:

We note your comment and confirm that we will include in our future filings disclosure that will provide our readers with better insight to changes in our income statement line items as necessary.

As requested by your letter, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•
staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the above-referenced filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (410) 239-5715.

Very truly yours,

/s/DAVID E. ULLMAN
David E. Ullman
Executive Vice President-Chief Financial Officer

cc:	Nasreen Mohammed Brian McAllister Charles D. Frazer

Jos. A. Bank Clothiers, Inc.
500 Hanover Pike • Hampstead, MD  21074 • 410-239-2700